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                                  Commission File No. 1-13944


                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of July, 2000


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the press release of Nordic American Tanker Shipping Limited (the "Company") issued on July 7, 2000 relating to a cash distribution in the amount of $0.67 on or about August 14, 2000, to shareholders of record as of July 27, 2000.

ADDITIONAL INFORMATION

         BP Amoco p.l.c., the successor company to the merger between Amoco Corp. and The British Petroleum Company p.l.c. files annual reports on Form 20-F and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.






































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NORDIC AMERICAN TANKER SHIPPING LTD (NAT) (AMEX:NAT)(OSE:NAT).  -
THE STRONG TANKER MARKET HAS TURNED OUT A SOLID PROFIT. NAT
ANNOUNCES THE HIGHEST QUARTERLY DIVIDEND SINCE THE INCEPTION OF
THE COMPANY. $0.67 PER COMMON SHARE.

Summary

The market for Suezmax tankers strengthened during the second quarter of 2000, particularly in May and June. NAT's three suezmax tankers which are on contract to BP Shipping, take immediate advantage of the improved market conditions.

Average T/C rate for the NAT vessels was $33,701 pr day in the second quarter of 2000 against $26,079 per day in the first quarter of 2000. The market has improved further at the beginning of the third quarter of 2000.

The strong market gives a solid base for the highest quarterly dividend NAT has paid since the beginning in October 1997.

Dividend 1.Q. 2000 :    $0.34
Dividend 2.Q. 2000 :    $0.45
Dividend 3.Q. 2000 :    $0.67
-----------------------------

The dividend of $0.67 will be paid on or about August 14 to shareholders of record as of July 27, 2000.

NAT has 9,706,606 shares in issue.

The results for the first six months of 2000 and the second quarter of 2000 compared with the same periods last year are as follows:

                June 30, 2000 June 30, 1999      2q 00      2q 99
USD

Revenue            11,678,940     7,330,500  6,879,873  3,685,500
Misc. exp.            269,897       302,749    115,898    161,146
Depreciation        3,415,520     3,415,520  1,707,760  1,707,760
-----------------------------------------------------------------
Operating profit    7,993,523     3,612,231  5,056,215  1,816,594
Financial exp.        781,349       784,620    385,780    395,649
-----------------------------------------------------------------

Net profit          7,212,174     2,827,611  4,670,435  1,420,945

The improved market conditions are reflected in the net profit in the second quarter of 2000 which is more than 3 times higher than in the same period in 1999.



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The contracts for the NAT vessels are drawn up in a way that secures income 365 days a year for the vessels and no off-hire. The contracts with BP Shipping commenced on October 1, 1997 and runs for minimum 7 years and maximum 14 years if all options are declared.

NAT will always achieve rates that correspond to the spot market for modern suezmax tankers, but will not be below $22,000 per day
(T/C equivalent), which is the agreed minimum rate with BP
Shipping.

The quarterly dividend since the 1998 has been as follows:

1.Q.   1998:  $0.40
2.Q    1998:  $0.41
3.Q    1998:  $0.32
4.Q    1998:  $0.30          All 1998       :$1.43

1.Q.   1999:  $0.32
2.Q    1999:  $0.32
3.Q    1999:  $0.35
4.Q    1999:  $0.36          All 1999       :$1.35

1.Q.   2000:  $0.34
2.Q    2000:  $0.45
3.Q    2000:  $0.67          Ytd 2000       :$1.46


Ugland Nordic Shipping ASA (UNS), an Oslo Stock Exchange listed company holding 22.8% of the shares in NAT, is the manager of NAT.

                Sandefjord, Norway, July 7th 2000

Contacts:          Herbjorn Herbjorn Hansson
                   Niels Erik Feilberg
                   Ugland Nordic Shipping ASA
                   Sandefjord, Norway
                   Tel.: (47)-33-42 15 00
                   Fax : (47)-33-42 15 45

                   Gary J. Wolfe
                   Seward & Kissel LLP
                   New York, USA
                   Tel.: (1) 212-574-1223
                   Fax : (1) 212-480-8421







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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)




Dated:  July 7, 2000              By:  /s/  Herbjorn Hansson
                                       _________________________
                                            Herbjorn Hansson
                                            President and Chief
                                            Executive Officer

































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